Exhibit 1.1

ARTICLES OF ASSOCIATION

OF

SCHMID GROUP N.V.

Informal translation in the English language of the substance of the original articles of association of SCHMID Group N.V. in the Dutch language. In this translation an attempt has been made to be as literal as possible, without jeopardising the overall continuity. Inevitably, differences may occur in the translation, and if so, the Dutch text will govern.

ARTICLES OF ASSOCIATION

CHAPTER I

DEFINITIONS

1.	DEFINITIONS
1.1	In these articles of association, the following expressions shall have the following meanings:
1.1.1	an “Accountant”: a register-accountant or other accountant referred to in section 2:393 paragraph 1 of the Dutch Civil Code, or an organisation within which such accountants cooperate;
1.1.2	the “Annual Accounts”: the Company’s annual accounts as referred to in section 2:361 of the Dutch Civil Code;
1.1.3	the “Board”: the Company’s board of directors;
1.1.4	the “Company”: the company governed by these articles of association;
1.1.5

a “Conflict of Interest”: a direct or indirect personal interest which conflicts with the interest of the Company and its business within the meaning of section 2:129 paragraph 6 of the Dutch Civil Code;

1.1.6	a “Director”: an Executive Director or a Non-Executive Director;
1.1.7	the “Distributable Part of the Shareholders’ Equity”: the part of the shareholders’ equity exceeding the issued and called-up share capital plus the reserves which must be maintained by law;
1.1.8	an “Executive Director”: a member of the Board appointed as an executive director;
1.1.9

the “General Meeting”: the corporate body of the Company consisting of those in whom as shareholder or otherwise the voting rights on Shares are vested, or a meeting of such persons (or their representatives) and other persons entitled to attend such meeting;

1.1.10	a “Non-Executive Director”: a member of the Board appointed as a non-executive director;
1.1.11	“Persons entitled to attend General Meetings”: all shareholders, holders of a right of usufruct on Shares entitled to vote, holders of a right of pledge entitled to vote and holders of depository receipts for Shares issued with the cooperation of the Company; and

1.1.12	“Shares”: ordinary shares in the capital of the Company.
1.2	These articles of association may also contain other definitions in addition to these defined in Clause 1.1.
1.3	The expression “written” or “in writing” shall include any message transmitted via any electronic means of communication, which message is readable and reproducible.
1.4	References to Clauses refer to clauses which are part of these articles of association.
1.5

Unless the context requires otherwise, words and expressions contained and not otherwise defined in these articles of association bear the same meaning as in the Dutch Civil Code. Also, unless otherwise indicated, references in these articles of association to the law are referecens to provisions of Dutch law as it reads from to time.

1.6	Any reference to a gender includes all genders.

CHAPTER II

NAME, SEAT, OBJECTS

2.	NAME, SEAT
2.1	The name of the Company is: SCHMID Group N.V.
2.2	The seat (statutaire zetel) of the Company is in Amsterdam, The Netherlands.
3.	OBJECTS

The objects of the Company are:

(a)

to incorporate, to participate in any manner whatsoever, to manage, to supervise, to cooperate with, to acquire, to maintain, to dispose of, to transfer or to administer in any other manner whatsoever all sorts of participations and interests in businesses, legal entities and companies as well as to enter into joint ventures;

(b)	to finance businesses, legal entities and companies;
(c)

to borrow, to lend and to raise funds, to participate in all sorts of financial transactions, including the issue of bonds, promissory notes or other securities, to invest in securities in the widest sense of the word, and to enter into agreements in connection with the foregoing;

(d)

to grant guarantees, to bind the Company and to grant security over the assets of the Company for the benefit of legal entities and companies with which the Company forms a group and for the benefit of third parties;

(e)	to advise and to render services to legal entities and companies with which the Company forms a group and to third parties;
(f)	to acquire, to administer, to operate, to encumber, to dispose of and to transfer moveable assets and real property and any right to or interest therein; and
(g)	to carry out all sorts of industrial, financial and commercial activities, including the import, export, purchase, sale, distribution and marketing of products and raw materials,

and all matters related or conducive to the above, with the objects to be given their most expansive possible interpretation. In pursuing its objects, the Company shall also take into account the interests of the legal entities and companies with which it forms a group.

CHAPTER III

CAPITAL AND SHARES, SHAREHOLDERS’ REGISTER

4.	AUTHORISED CAPITAL
4.1	The authorised capital of the Company amounts to one million four hundred thirty-six thousand two hundred fifty euro (EUR 1,436,250.00).
4.2	The authorised capital is divided into one hundred forty-three million six hundred twenty-five thousand (143,625,000) ordinary shares of one eurocent (EUR 0.01) each.
4.3	Shares are numbered consecutively from 1 onwards. The Board may change the numbering of the Shares.
4.4	All Shares are registered shares. No share certificates shall be issued.
5.	SHAREHOLDERS’ REGISTER
5.1	Notwithstanding the provisions of the law, a shareholders’ register shall be kept by or on behalf of the Company, which register shall be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in several copies and in several places.

5.2	The form and the contents of the shareholders’ register shall be determined by the Board with due regard to the provisions of Clause 5.1.
5.3

Upon request, a person shall be given free of charge a declaration of what is recorded in the register with regard to Shares or limited rights to Shares registered in his name, which declaration may be signed by one of the specially authorised persons to be appointed by the Board for this purpose.

5.4

The provisions of Clauses 5.1 up to and including 5.3 shall equally apply to those who hold a right of usufruct or a right of pledge on one or more Shares, with the proviso that the other data required by law must be entered in the register.

5.5	All notifications may be sent to shareholders, usufructuaries and pledgees at their respective addresses as set out in the register.

CHAPTER IV

ISSUE OF SHARES, OWN SHARES

6.	ISSUE OF SHARES, CONDITIONS OF ISSUANCE
6.1

Shares are issued pursuant to a resolution of the General Meeting. Shares may also be issued pursuant to a resolution of the Board, if and insofar as the General Meeting has designated this authority to the Board for a period not exceeding five (5) years.

6.2

The designation as referred to in Clause 6.1 (i) may be extended, from time to time, for periods not exceeding five (5) years, (ii) must set out how many Shares may be issued and (iii) shall state whether the designation may be withdrawn during the applicable period.

6.3	The foregoing provisions of this Clause 6 apply by analogy to the granting of rights to subscribe for Shares.
6.4	The resolution to issue Shares shall stipulate the price and further conditions of the issue of the relevant Shares.
7.	PRE-EMPTIVE RIGHTS
7.1	Upon the issuance of Shares, each holder of Shares will have pre-emptive rights in proportion to the aggregate nominal amount of his existing Shares, unless such right is withheld by mandatory provisions of the law.

7.2

Prior to each individual issuance of Shares, pre-emptive rights can be limited or excluded by the General Meeting, or by the Board authorised to issue Shares if it has been given this authority. The provisions of Clause 6.1 and 6.2 apply by analogy.

7.3

The foregoing provisions of this Clause 7 apply by analogy to the granting of rights to subscribe for Shares. The existing shareholders will have no pre-emptive rights in respect of Shares issued to a person exercising a right to subscribe for Shares previously granted.

8.	PAYMENTS ON SHARES
8.1

Upon the issue of each Share, at least the nominal value thereof must be paid up in full, as well as the difference between the two amounts if the Share is subscribed for at a higher price, without prejudice to the provisions of section 2:80 paragraph 2 of the Dutch Civil Code.

8.2

Payments on Shares must be made in cash unless an alternative contribution has been agreed upon. Payments in another currency than in which the nominal value of the Shares is denominated can only be made upon approval of the Company.

8.3	If so decided by the corporate body authorised to issue Shares, Shares can be issued at the expense of any reserve.
9.	SHARES IN THE COMPANY’S OWN CAPITAL
9.1	The Company may acquire fully paid-up Shares in its own share capital for no consideration. The Company may also acquire Shares in its own share capital for valuable consideration if and in so far as:
9.1.1

its shareholders equity less the purchase price for these Shares is not less than the aggregate amount of the paid up and called up capital and the reserves which must be maintained pursuant to the law;

9.1.2

the aggregate nominal value of the Shares in its capital which the Company acquires, already holds or on which it holds a right of pledge, or which are held by a subsidiary of the Company, does not exceed the applicable statutory threshold of the issued share capital; and

9.1.3	the General Meeting has authorised the Board to acquire such Shares, which authorisation may be given for no more than eighteen (18) months on each occasion,

notwithstanding the further provisions of the law. The acquisition of Shares in the Company’s own capital which are not fully paid up, is void.

9.2

The Company may, without being authorised thereto by the General Meeting and notwithstanding what is provided in Clauses 9.1.1 and 9.1.2, acquire Shares in its own share capital in order to transfer those Shares to the employees of the Company or to the employees of a group company under a scheme applicable to such employees.

9.3

Shares acquired by the Company may again be disposed of. If depositary receipts for Shares (certificaten van aandelen) in the Company have been issued, such depositary receipts shall for the application of the provisions of this paragraph and the preceding paragraphs be treated as Shares.

9.4

In the General Meeting no votes may be cast in respect of Shares held by the Company or a subsidiary of the Company; no votes may be cast in respect of a Share the depositary receipt for which is held by the Company or a subsidiary of the Company. However, the holders of a right of usufruct (recht van vruchtgebruik) and the holders of a right of pledge (pandrecht) on Shares held by the Company and a subsidiary of the Company, are nonetheless not excluded from the right to vote such Shares, if the right of usufruct or the right of pledge was granted prior to the time such Share was held by the Company or a subsidiary of the Company. Neither the Company nor a subsidiary of the Company may cast votes in respect of a Share on which it holds a right of usufruct or a right of pledge.

9.5

Shares in respect of which voting rights may not be exercised by law or by these articles of association shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital is provided or represented.

10.	CAPITAL REDUCTION
10.1	The General Meeting may resolve to reduce the issued share capital of the Company:
10.1.1	by cancellation of Shares held by the Company itself or of which it holds the depositary receipts; or
10.1.2	by reducing the nominal value of Shares by an amendment of these articles of association.

Such resolution will indicate the Shares to which the resolution relates, as well as the provisions for the implementation of such resolution.

10.2	The notice of the General Meeting at which any resolution referred to in Clause 10.1 will be proposed, shall mention the purpose of the capital reduction and the manner in which it is to be achieved.

10.3	A reduction of the issued capital of the Company is furthermore subject to the provisions of sections 2:99 and 2:100 of the Dutch Civil Code.

CHAPTER V

TRANSFER OF SHARES, RIGHTS IN REM ON SHARES,
DEPOSITORY RECEIPTS

11.	TRANSFER, RIGHTS IN REM, DEPOSITORY RECEIPTS
11.1

The transfer of Shares shall be effected by a written instrument of transfer and in accordance with the provisions of section 2:86 of the Dutch Civil Code. If, however, Shares are admitted to trading on a regulated market or a multilateral trading facility or a system comparable to a regulated market or multilateral trading facility from a state which is not a member state of the European Union, or if Shares at the time of the transfer may reasonably be expected to be shortly admitted thereto, the transfer of such Shares shall be effected in accordance with the provisions of section 2:86c of the Dutch Civil Code.

11.2

The provisions of Clause 11.1 shall equally apply to (i) the allotment of Shares in the event of a judicial partition of any community of property, (ii) the transfer of a Share as a consequence of a foreclosure of a right of pledge and (iii) the creation of limited rights in rem on a Share.

11.3

The Board may resolve that Clause 11.1 and Clause 11.2 shall not apply to the Shares, if and as long as one or more Shares are admitted to trading on the New York Stock Exchange, the Nasdaq Stock Market, or another regulated market or multilateral trading facility operating in the United States of America, and that instead, the laws of the State of New York, United States of America or the laws of the State where such other regulated market or multilateral trading facility is operating in the United States of America, shall apply to the property law aspects of such Shares, including to the transfer of such Shares as well as to the withdrawal of such Shares from the relevant book-entry system, without prejudice to the applicable provisions of Chapters 4 and 5 of Title 10 of Book 10 of the Dutch Civil Code. Such resolution, as well as the revocation thereof, shall be (i) made available for inspection at the Company’s offices and the Dutch commercial register (handelsregister) and (ii) published in two (2) national Dutch newspapers.

11.4

The holders of a right of usufruct on Shares, who in conformity with the provisions of section 2:88 of the Dutch Civil Code have no right to vote, and the holders of a right of pledge on Shares, who in conformity with the provisions of section 2:89 of the Dutch

Civil Code have no right to vote, shall not be entitled to the rights which by law have been conferred on holders of depositary receipts for Shares issued with the cooperation of the Company.

11.5	The Company shall not render its cooperation to the issue of depositary receipts relating to its Shares.

CHAPTER VI

ONE-TIER BOARD

12.	BOARD
12.1	The Company shall be managed by a Board consisting of one or more Executive Directors and one or more Non-Executive Directors, who shall be individuals.
12.2

The total number of Directors, as well as the number of Executive Directors and Non-Executive Directors, shall be determined by the Board in accordance with the board rules. The majority of the Directors needs to be Non-Executive Directors.

12.3	The Board may elect an Executive Director as the chief executive officer. The Executive Director so elected shall be granted the title ‘CEO’ by the Board.
12.4

The Board shall be chaired by the chairperson, to be elected by the Board from among the Non-Executive Directors. The Non-Executive Director so elected shall serve as the chairperson of the Board as referred to under Dutch law and shall be granted the title ‘Chairperson’ by the Board.

12.5	The Board may also elect a Non-Executive Director as the vice-chairperson. The Non-Executive Director so elected shall be granted the title ‘Vice-Chairperson’ by the Board.
12.6

The Board may dismiss the CEO, the Chairperson and/or the Vice-Chairperson (if any), provided that the CEO so dismissed shall subsequently continue his term of office as an Executive Director and the Chairperson or the Vice-Chairperson (if any) so dismissed shall subsequently continue his term of office as a Non-Executive Director without having the title of CEO, Chairperson or Vice-Chairperson, respectively.

12.7	The Board may grant any such (additional) title to Directors as the Board deems appropriate and the Board may revoke titles granted to Directors at any time.
13.	APPOINTMENT, SUSPENSION AND REMOVAL FROM OFFICE, COMPENSATION BOARD
13.1	The General Meeting shall appoint the Directors. A Director shall be appointed (i)

either as an Executive Director or as a Non-Executive Director and (ii) in principle for a term lapsing ultimately at the end of the annual General Meeting held in the fourth (4th) year after the year of his appointment or re-appointment, unless otherwise specified by the General Meeting. For the avoidance of doubt, Directors may also be appointed for an indefinite period of time.

13.2

The Board may nominate persons for appointment of a Director on a non-binding basis. A nomination for appointment of a Director shall state the candidate’s age and the positions the person holds or has held, in so far as these are relevant for the performance of the duties of a Director. A nomination for appointment must be accounted for by giving reasons for it. A nomination for appointment should also state the candidate’s term of office. A Director who ceases this term of office is immediately eligible for re-appointment. Executive Directors shall not participate in any consultation and decision-making that concerns a nomination.

13.3	The General Meeting may only vote on a resolution to appoint a Director who is listed as a candidate on the agenda of the meeting or its explanatory notes.
13.4

Each Director may at any time be suspended or removed from the office by the General Meeting. An Executive Director may also be suspended, but not dismissed, by the Board at any time. A suspension may be extended one or more times but may not last longer than three (3) months in aggregate. If, at the end of that period, no decision has been taken on termination of the suspension or on removal, the suspension shall end. A suspension can be ended by the General Meeting at any time.

13.5

A resolution of the General Meeting to suspend or dismiss a Director shall require a resolution adopted with an absolute majority of the votes validly cast. A Director shall not participate in any consultation and decision-making within the Board that concerns his suspension.

13.6

The General Meeting shall determine the compensation policy for the Executive Directors and the Non-Executive Directors. This policy is adopted or amended by the General Meeting with an absolute majority of the votes validly cast.

13.7

The authority to establish compensation and other terms of service for Executive Directors is vested in the Board, with due observance of the compensation policy for the Board referred to in Clause 13.6. The Executive Directors shall not participate in the consultation and decision-making process of the Board on this.

13.8	The authority to establish compensation for Non-Executive Directors is vested in the General Meeting, with due observance of the compensation policy for the Board referred to in Clause 13.6.

14.	DUTIES OF THE BOARD AND COMPANY SECRETARY
14.1	Subject to the restrictions imposed by these articles of association, the Board is charged with the management of the Company.
14.2	While performing their duties, the Directors shall act in accordance with the interest of the Company and the business connected thereto.
14.3

The Executive Directors shall carry out the day-to-day business of the Company. The Non-Executive Directors shall supervise the management and the performance of the duties of the Executive Directors. Each Director is responsible for the general course of affairs.

14.4

With due observance of these articles of association, the Board may adopt board rules governing its internal proceedings and the allocation of responsibility for one or more specific matters of the Board to a certain Director or certain Directors as the Board deems necessary or appropriate, including but not limited to the authority to resolve on such matters.

14.5

The Board may appoint a person to act as secretary of the Company and is authorised to replace or remove such person at any time. The secretary so appointed shall be granted the title ‘Company Secretary’ by the Board. The Company Secretary does not have to be a Director. The Company Secretary holds the duties and powers vested in such role pursuant to these articles of association, the Company’s board rules and/or a resolution of the Board. In absence of the Company Secretary, his duties and powers shall be exercised by a deputy.

14.6

The Board may set up committees, such as an audit committee, a nominating committee, a compensation committee, as well as such other committees as it may deem fit. For each such committee, the Board shall adopt committee rules indicating the role and responsibility of the committee concerned, its composition and the manner in which it performs its duties. The members of each committee shall be appointed from among the Non-Executive Directors.

15.	DECISION MAKING PROCESS AND ASSIGNMENT OF TASKS
15.1

The Board shall meet as often as the CEO or the Chairperson deems, or two Directors together deem, necessary. Meetings of the Board are called by the Company Secretary. The meeting is chaired by the Chairperson, or, in the absence of the Chairperson, by any Director elected by the Directors present.

15.2	Unless the board rules determine otherwise, in the meetings of the Board each Director has the right to cast one (1) vote.

15.3	Resolutions of the Board shall – unless these articles of association or the board rules prescribe more stringent requirements – be adopted by an absolute majority of the votes validly cast.
15.4

To the extent permitted by law, the Board may assign and delegate duties and powers to individual Directors, the Executive Directors, the Non-Executive Directors and/or committees. This may also include a delegation of resolution-making power, provided this is laid down in writing in accordance with section 2:129a paragraph 3 of the Dutch Civil Code. A Director, the Executive Directors and the Non-Executive Directors to whom and a committee to which powers of the Board are delegated, must comply with the rules set in relation thereto by the Board.

15.5

A Director, who thinks that he has or might have a Conflict of Interest, shall notify his fellow Directors thereof as soon as possible. If the Company has a sole Director, he shall be authorised to adopt the board resolution, despite such Conflict of Interest.

15.6

If the Board consists of more than one Director, the fellow Directors shall, upon receipt of the notification meant in Clause 15.5, decide whether the respective Director has a Conflict of Interest. In case it is decided that the respective Director has a Conflict of Interest, he may not participate in the consultation and decision-making of the Board regarding such resolution. A Director who in connection with a Conflict of Interest does not exercise certain duties and powers will insofar be regarded as a Director who is unable to act (belet). If as a consequence none of the Directors may participate in the consultation and decision-making, in deviation from Clause 18.2, all the Directors shall be authorised to adopt the board resolution, despite the Conflict of Interest.

15.7	A Conflict of Interest does not affect the authority concerning representation of the Company set forth in Clause 16.
15.8

Meetings of the Board are generally held at the offices of the Company, but may also take place elsewhere. In addition, meetings may be held by telephone, video conference or other means of communication (whether or not electronic), provided all participants can communicate with each other simultaneously.

15.9

A Director may be represented by one of his fellow Directors at meetings of the Board pursuant to a written power of attorney. Such power of attorney may only relate to the one designated meeting specified therein.

15.10

Resolutions of the Board are normally adopted at formal meetings of the Board. Resolutions of the Board may, however, also be adopted outside of a formal meeting of the Board, provided that (i) this is done in writing, (ii) all Directors required for a valid adoption of the resolution have had the opportunity to express their opinion in respect of the proposal concerned, and (iii) none of the Directors objected to adopting resolutions in this manner of decision making process. The provisions with respect to Conflict of Interest laid down in Clauses 15.5 and 15.6 shall also apply.

15.11	The minutes of the meetings of the Board shall in evidence of their adoption be signed by the chairperson of the meeting of the Board and at least one other Director or the Company Secretary.
16.	REPRESENTATION
16.1	The Board (meaning all Directors acting jointly) is authorised to represent the Company. The CEO acting solely is also authorised to represent the Company.
16.2

The Board may, on behalf of the Company, grant one or more officers (procuratiehouders) a proxy or other form of continuing authority, with full or limited authority, acting either individually or jointly with one or more other persons, to represent the Company. Each of those officers shall represent the Company within the limits of the specific delegated powers provided to them in such proxy. The Board may grant titles to such officers as it sees fit.

17.	APPROVAL OF RESOLUTIONS OF THE BOARD
17.1

Without prejudice to any other appropriate provision of these articles of association or the law, the Board shall obtain the approval of the General Meeting for resolutions regarding a significant change in the identity or nature of the Company or the business, including in any event:

17.1.1	transferring the business or practically the entire business of the Company to a third party;
17.1.2

entering into or terminating any long-term cooperation by the Company or a subsidiary (dochtermaatschappij) with any other legal entity or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the termination thereof is of material significance to the Company; and

17.1.3

acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets of the Company according to the balance sheet including the explanatory notes or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet including the explanatory notes according to the last adopted annual accounts of the Company, by the Company or a subsidiary (dochtermaatschappij).

17.2	The absence of an approval as referred to in this Clause 17 does not affect the authority of the Board or the Directors to represent the Company.

18.	ABSENCE OR INABILITY TO ACT
18.1

In the event that a Director is absent or unable to act, such Director may be temporarily replaced by a person whom the Board has designated for that purpose (a ‘stand-in’) and, until then, the other Director(s) shall be charged with the management of the Company.

18.2	In the event that all Directors are absent or unable to act, the following person and/or persons shall be temporarily charged with the management of the Company:
18.2.1	the person who most recently ceased to hold office as the Chairperson, provided that he is willing and able to accept the position; or
18.2.2	if such former Chairperson is unwilling or unable to accept that position, the person who most recently ceased to hold office as the CEO, provided that he is willing and able to accept the position.

In the event the former CEO is unwilling or unable to accept the position, a stand-in/the stand-ins designated by the General Meeting shall be temporarily charged with the management of the Company.

18.3

When determining to which extent Directors are present or represented, consent to a manner of adopting resolutions, or vote, stand-ins will be counted-in and no account will be taken of vacant seats for which no stand-in has been designated.

18.4	Inability to act in this Clause 18 shall mean:
18.4.1	suspension;
18.4.2	illness;
18.4.3	inaccessibility; and
18.4.4	a Conflict of Interest,

in the cases as meant under Clauses 18.4.2 and 18.4.3 without the possibility of contact between the Director and the Company during a period of five (5) days, unless the General Meeting has settled on a different period.

19.	INDEMNIFICATION
19.1

To the extent permissible by law, the Company will indemnify and agrees to defend and hold harmless each (current or former) Director and each (current or former) officer (procuratiehouder) as referred to in article 16.2 (each: an “Indemnified Person”), against any liabilities, claims, judgments, fines and penalties (“Claims”) incurred by the Indemnified Person as a result of any threatened, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative (each: a “Legal Action”), brought by any party other than the Company or a group company (groepsmaatschappij) thereof, in relation to acts or omissions in or related to his capacity as an Indemnified Person. Claims will include derivative actions brought on behalf of the Company or a group company (groepsmaatschappij) thereof or their respective equity holders or creditors against the Indemnified Person and Claims by the Company or a group company (groepsmaatschappij) thereof or their respective equity holders or creditors for reimbursement for Claims by third parties on the ground that any such Indemnified Person was jointly liable to that third party in addition to the Company or a group company (groepsmaatschappij) thereof or their respective equity holders or creditors.

19.2

The Indemnified Person will not be indemnified with respect to Claims in so far as such Claims relate to fraud (bedrog) committed by such Indemnified Person, or if the Indemnified Person shall have been adjudged to be liable for wilful misconduct (opzet) or gross negligence (bewuste roekeloosheid), provided that such fraud (bedrog), wilful misconduct (opzet) or gross negligence (bewuste roekeloosheid), as the case may be, had been adjudicated to have been the direct and primary cause for the Claim for which indemnification hereunder is sought by a competent court with jurisdiction over the matter, in a final non-appealable judgment, order or decree.

19.3

Any expenses (including reasonable attorneys’ fees and litigation costs) (together the “Expenses”) incurred by the Indemnified Person in connection with any Legal Action, shall be reimbursed by the Company, but only upon receipt of a written undertaking by that Indemnified Person that he shall repay such advanced Expenses if a competent court with jurisdiction over the matter, in a final non-appealable judgment, order or decree, should determine that such Indemnified Person is not entitled to be indemnified hereunder in respect of such Legal Action. Expenses shall be deemed to include any tax liability that the Indemnified Person may incur as a result of his indemnification or reimbursement hereunder.

19.4

If a Legal Action against any Indemnified Person by the Company or a group company (groepsmaatschappij) thereof occurs, the Company will advance to the Indemnified Person his reasonable Expenses, but only upon receipt of a written undertaking by that Indemnified Person that he shall repay such Expenses in the event a competent court with jurisdiction over the matter, in a final non-appealable judgment, order or decree, should resolve the Legal Action in favour of the Company rather than the Indemnified Person.

19.5	The Indemnified Person shall not admit any personal financial liability vis-à-vis third parties, or enter into any settlement agreement, with respect to any Legal Action for which he seeks indemnification hereunder, without the prior written authorisation of the Company (not to be unreasonably withheld or delayed). The Company and the Indemnified Person shall use all reasonable endeavours to cooperate with a view to agreeing on the defence of any Claims, but in the event that the Company and the Indemnified Person shall fail to reach such an agreement, the Indemnified Person shall comply with all directions given by the Company in his reasonable discretion.

19.6

The indemnity contemplated by this Clause 19 shall not apply to the extent Claims and Expenses are recoverable by an Indemnified Person under any insurance policy, unless the rights to such recovery are assignable and assigned to the Company, and unless a claim under such policy shall have been made by the Indemnified Person and diligently pursued but the insurance carrier has given written notification of his denial of the relevant claim or any portion thereof. In the event a claim is partially paid by the insurance carrier, any unadjusted portion of such claim (including, without limitation, any applicable deductibles or exclusions) shall not be subject to the foregoing restriction and shall be subject to indemnification by the Company hereunder.

19.7

The Company will provide for and bear the costs of adequate insurance covering Claims against (i) current and former Directors, and (ii) current and former officers (procuratiehouders) as referred to in article 16.2.

19.8

This Clause 19 can be amended without the consent of the Indemnified Persons as such. However, the provisions set forth herein nevertheless continue to apply to Claims and/or Expenses incurred in relation to the acts or omissions by the Indemnified Person during the periods in which this Clause 19 was in effect.

19.9

Whenever in this Clause 19 reference is made to the Company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power to indemnify its directors, so that any person who is or was a director of such constituent company, or is or was serving at the request of such constituent company as a director, shall stand in the same position under the provisions of this Clause 19 with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.

CHAPTER VII

ANNUAL ACCOUNTS, PROFITS

20.	FINANCIAL YEAR, PREPARATION ANNUAL ACCOUNTS, ACCOUNTANT

20.1	The financial year of the Company shall be equal to the calender year.
20.2	Each year, within the term set by law, the Board shall prepare the Annual Accounts.
20.3	The Annual Accounts shall be signed by the Directors. If the signature of one or more of the Directors is missing, this fact and the reason therefore shall be stated.
20.4	The Company shall cause the Annual Accounts to be examined by one or more Accountant(s) and shall report to the General Meeting on the Annual Accounts, notwithstanding the provisions of the law.
20.5	The language of the Annual Accounts and the report of the Board shall be English.
21.	ADOPTION ANNUAL ACCOUNTS, PUBLICATION
21.1	The General Meeting shall be adopted the Annual Accounts.
21.2

Adoption of the Annual Accounts shall not constitute a release from liability of the Directors for their management activities. In the General Meeting where adoption of the Annual Accounts is discussed, a proposal to grant discharge to the Directors for the performance of their duties shall be put on the agenda as a separate item.

21.3	The Company is required to publish the Annual Accounts and the report of the Board taking into account the statutory provisions.
22.	PROFITS AND RESERVES
22.1

The profits realized during a financial year shall be put at the disposal of the General Meeting. The General Meeting may decide that the profits realised during a financial year will fully or partially be appropriated to increase and/or form reserves. A proposal to pay a dividend shall be dealt with as a separate agenda item at the General Meeting.

22.2	Distributions from the Company’s distributable reserves shall be made pursuant to a resolution of the General Meeting.
22.3

Provided it appears from an interim statement of assets signed by the Board that the requirement mentioned in Clause 22.5 concerning the position of the Company’s assets has been fulfilled, the General Meeting may make one or more interim distributions to the holders of Shares.

22.4

The General Meeting may decide that a distribution on Shares shall not take place as a cash payment but as a payment in Shares, or decide that holders of Shares shall have the option to receive a distribution as a cash payment and/or as a payment in Shares, out of the profit and/or at the expense of reserves. The General Meeting shall determine the conditions applicable to the aforementioned choices.

22.5	Distributions can only be made up to the amount of the Distributable Part of the Shareholders’ Equity.
22.6	Dividends and other distributions will be made payable pursuant to a resolution of the General Meeting within four (4) weeks after adoption, unless the General Meeting sets another date for payment.
22.7	The claim of a shareholder to receive any distributions shall lapse five (5) years after it has become due for payment.
22.8	In calculating the amount of any distribution on Shares, Shares held by the Company shall be disregarded.
22.9	All distributions may be made in euro and in another currency than euro.

CHAPTER VIII

GENERAL MEETINGS

23.	ANNUAL MEETING, EXTRAORDINARY MEETINGS, CONVOCATION
23.1	Each year, within six (6) months after the end of the financial year, an annual General Meeting shall be held.
23.2

Extraordinary General Meetings will be held as often as the Board deems, or the Chairperson and the Vice-Chairperson (if any) deem, necessary, but in any event within three (3) months after the Board has considered it plausible that the shareholders’ equity of the Company has decreased to an amount equal to or less than one half of the issued and paid-up part of the capital, in order to discuss any requisite measures, if necessary.

23.3

General Meetings shall be held in the place where the Company has its statutory seat (statutaire zetel) or in Arnhem, Assen, The Hague, Haarlem, ‘s-Hertogenbosch, Groningen, Leeuwarden, Lelystad, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer), Utrecht or Zwolle. Notwithstanding the provisions of the previous sentence, and to the extent permitted by Dutch law, the one convening the General Meeting may determine that a General Meeting is also or exclusively accessible by electronic means. The notice convening the meeting shall inform the Persons entitled to attend General Meetings accordingly.

23.4

All Persons entitled to attend General Meetings must be convened for the General Meeting in accordance with applicable law. The shareholders may be convened for the General Meeting by means of convening letters sent to the addresses of those shareholders in accordance with Clause 5.5. The previous sentence does not prejudice the possibility of sending a convening notice by electronic means in accordance with section 2:113 paragraph 4 of the Dutch Civil Code.

23.5

The notice convening the General Meeting shall be issued by the Chairperson, or, when the Chairperson is absent or is not able to issue such notice, by the CEO, or by those who are legally entitled thereto with due observance of the provisions of section 2:110 of the Dutch Civil Code.

23.6

The notice convening the General Meeting shall be issued with due observance of the statutory notice period. If the notice period was shorter or if no notice was sent, no valid resolutions may be adopted.

23.7

The agenda shall contain such business as prescribed by law and as may be placed thereon by the person(s) entitled to convene the General Meeting. Substantiated requests to put items on the agenda for the General Meeting, made by one or more shareholders acting jointly representing at least the statutory threshold, shall be effected by the Board, if such a request has been made to the Board in writing or by means of electronic communication at least sixty (60) days prior to the date of the General Meeting. The agenda of the General Meeting shall list which items are for discussion and which items are to be voted upon. No resolution shall be passed at the General Meeting in respect of matters not on the agenda.

23.8

The notice convening the General Meeting shall at least mention the business on the agenda as mentioned under section 2:114 paragraph 1 of the Dutch Civil Code and the information pursuant to section 2:119 paragraph 3 of the Dutch Civil Code.

23.9	General Meetings shall be presided over by one of the following individuals, taking into account the following order of priority:
23.9.1	the Chairperson, if he is present at the General Meeting;
23.9.2	a Non-Executive Director elected by the Directors present.

The Company Secretary will act as secretary of that General Meeting. In case of absence of the Company Secretary, the chairperson of the General Meeting shall appoint the secretary of that General Meeting.

23.10

Unless the chairperson of the General Meeting has requested a civil law notary (notaris) to include the minutes of the General Meeting in a notarial report (notarieel proces-verbaal), the secretary of the General Meeting shall keep the minutes of the business transacted at the General Meeting, which shall be made available, on request, to shareholders no later than three (3) months after the end of the General Meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three (3) months. The minutes shall then be adopted by the chairperson of the General Meeting and the secretary of the General Meeting.

23.11

For each General Meeting a statutory record date will be applied, in order to determine in which persons voting rights and meeting rights are vested. The record date and the manner in which persons holding meeting rights can register and exercise their rights will be set out in the notice convening the meeting.

23.12

A Person entitled to attend General Meetings or his proxy will only be admitted to the meeting if he has notified the Company of his intention to attend the meeting in writing at the address and by the date specified in the notice of meeting. The proxy is also required to produce written evidence of his mandate.

23.13

The one convening the General Meeting is authorised to determine that the rights to attend General Meetings and voting rights can, be exercised by also, or, to the extent permitted by Dutch law, exclusively, using an electronic means of communication. If so decided, it will be required that each Person entitled to attend General Meetings, or his proxy holder, can be identified through the electronic means of communication, follow the discussions in the meeting and, to the extent applicable, exercise the voting rights. The one convening the General Meeting may, as far as permitted by Dutch law, and will, if required by Dutch law, also determine that the electronic means of communication used must allow each Person entitled to attend General Meetings or his proxy holder to participate in the discussions.

23.14	The Directors shall, in that capacity, have an advisory vote during the General Meeting.
23.15	The Accountant, who has been appointed to audit the Annual Accounts, is authorised to attend the General Meeting relating to the adoption of the Annual Accounts and to take part in the discussions.
23.16

The General Meeting will be conducted in the English language. The General Meeting may be conducted in a language other than the English language if so determined by the chairperson of the General Meeting.

24.	RECORDS

The Board shall keep records of the adopted resolutions. If the Board is not represented at a meeting, the chairperson of the General Meeting shall ensure that a transcript of the adopted resolutions is provided to the Board as soon as possible after the meeting. The records shall be available at the offices of the Company for inspection by the shareholders. Copies or extracts of these records shall be provided to the shareholders at their request free of charge or at cost price.

25.	VOTING RIGHTS
25.1	Each Share carries the right to cast one vote.
25.2	At the General Meeting, all resolutions shall – unless these articles of association or the law prescribe more stringent requirements – be adopted by an absolute majority of the votes validly cast.
25.3	If there is a tie in voting, the proposal shall be rejected.
25.4

The Board may determine that votes validly cast prior to the General Meeting by electronic means of communication or by mail, are equated with votes cast at the time of the General Meeting. Such votes may not be cast before the record date referred to in Clause 23.11. Without prejudice to the provisions of Clause 23 the notice convening the General Meeting must state how shareholders may exercise their rights prior to the meeting.

25.5	Blank votes, invalid votes and abstentions will be regarded as not having been cast.
25.6

The chairperson of the General Meeting will decide whether and to what extent votes are taken orally, in writing, electronically or by acclamation, and shall take into account the Board’s decision as referred to in Clause 25.4.

25.7

When determining how many votes are cast by shareholders, how many shareholders are present or represented, or what portion of the Company’s issued capital is represented, no account will be taken of Shares for which no votes can be cast by law.

25.8

Persons entitled to attend General Meetings may be represented by proxies with written authority to be shown for admittance to a General Meeting. Any shareholder shall have the possibility to electronically submit such proxy to the Company, under the method and conditions as defined by the Board.

CHAPTER IX

MISCELLANEOUS

26.	AMENDMENT TO ARTICLES OF ASSOCIATION, LEGAL MERGER, LEGAL DEMERGER AND DISSOLUTION
26.1	The General Meeting may resolve on an amendment to these articles of association, a legal merger, a legal demerger or a dissolution of the Company.
26.2	When a proposal to amend these articles of association, to merge, to demerge or to wind up the Company is made to the General Meeting, the intention to propose such resolution must be stated in the relevant notice convening the General Meeting. If it concerns an amendment to the articles of association, a copy of the proposal in which the proposed amendment is quoted verbatim must at the same time be deposited at the Company’s offices and this copy shall be made available for inspection by the shareholders until the end of the General Meeting.

27.	LIQUIDATION
27.1

In the event of the dissolution of the Company pursuant to a resolution of the General Meeting, the Directors shall be charged with the liquidation of the affairs of the Company, unless the General Meeting appoints one or more other persons for that purpose.

27.2	During the liquidation the provisions of these articles of association shall remain in force to the extent possible.
27.3	The balance remaining after payment of debts shall be transferred to the shareholders in proportion to the aggregate nominal amount of their Shares.
27.4	The liquidation shall furthermore be subject to the provisions of Title 1, Book 2 of the Dutch Civil Code.
28.	FEDERAL FORUM PROVISION

Except as otherwise determined by the Board, the sole and exclusive forum for any complaint asserting as cause of action arising under the United States Securities Act of 1933, as amended, to the extent permitted by applicable law, shall be the federal district courts of the United States of America.

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